UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                          NOTIFICATION OF LATE FILING

                                  Form 12b-25

Sec. File Number 0-4186             Cusip Number
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                                  [Check One]
       [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

                    For the Period Ended: September 30, 1997
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                      [ ]Transition Report on Form 10-K
                      [ ]Transition Report on Form 20-F
                      [ ]Transition Report on Form 11-K
                      [ ]Transition Report on Form 10-Q
                      [ ]Transition Report on Form N-SAR
                      For the Transition Period Ended _________________________

            Read Instructions [on back page] Before Preparing Form.
                             Please Print or Type
  Nothing in this form shall be constructed to imply that the Commission has verified any information contained herein
If the notification relates to a portion of the filing checked above, identify the Item[s] to which the notification relates:

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PART I - REGISTRANT INFORMATION

Full Name of Registrant                       Consolidated Technology Group Ltd.
Former Name if Applicable
Address of Principal Executive Office [Street and Number]     160 Broadway, #901
City, State and Zip Code                                      New York, NY 10038

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Part II - Rules 12b-25[b] and [c]

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25[b], the following should be completed.
                          [Check box if appropriate]

[X]  [a] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;
[X] [b] The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     [c] The accountant's statement or other exhibit required by Rule
         12b-25[c] has been attached if applicable.

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Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. [Attach Extra Sheet if Needed]

A subsidiary corporation recently completed final negotiations for the sale of the assets of all of its subsidiary entities (both corporations and partnerships). This sale will result in discontinued operations for the medical diagnostic segment results to be reported for the third quarter ended September 30, 1997. Additional time is needed to complete all the necessary calculations for proper disclosure of the results which were not available by the due date of Form 10-Q.

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Part IV - Other Information

     [1] Name and telephone number of person to contact in regard to this notification:

          A. Lee Wingeier       703          922-6183
          ---------------       ---          --------
              [Name]        [Area Code]   [Telephone No.]

     [2] Have all other periodic reports required under Section 13 or 15[d] of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months [or for such shorter period that the registrant was required to file such reports] been filed? If answer is no, identify report[s].
                                                           [X]Yes     [ ]No

     [3] Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
          subject report or portion thereof?               [ ]Yes     [X]No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                       Consolidated Technology Group Ltd.
                  [Name of Registrant as Specified in Charter]

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 1997               By:/S/
      -----------------                  --------------------------
                                         Lewis S. Schiller
                                         (Chief Executive Officer)


Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative [other than an executive officer], evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
           Intentional misstatements or omissions of fact constitute
                Federal Criminal Violation [SEE 18 U.S.C.1001]

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25[17 CFR 240.12b-25] of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25, but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.